Exhibit 99.2

Appendix 3Z

Final Director’s Interest Notice

Rule 3.19A.3

Appendix 3Z

Final Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of entity: PRIMA BIOMED LIMITED(ASX:PRR)

ABN: 90 009 237 889

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director Dr Richard Hammel

Date of last notice 20.05.2013

Date that director ceased to be director 13.02.2014

Part 1 – Director’s relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Number & class of securities

-

+ See chapter 19 for defined terms.

11/3/2002 Appendix 3Z Page 1

Appendix 3Z

Final Director’s Interest Notice

Part 2 – Director’s relevant interests in securities of which the director is not the registered holder

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Number & class of securities

Note: Provide details of the circumstances giving rise to the relevant interest

Ordinary shares and unlisted options held in the names of director related entity, Richard J Hammel International Business Consulting Inc. 10,444,987 Ordinary Shares

Part 3 – Director’s interests in contracts

Detail of contract -

Nature of interest -

Name of registered holder -

(if issued securities)

No. and class of securities to -

which interest relates

+ See chapter 19 for defined terms.

Appendix 3Z Page 2 11/3/2002